                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                           COMMISSION FILE NO. 1-15983



                               ARVIN SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


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                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                   1

Financial Statements (Modified Cash Basis):

        Statements of Assets Available for Benefits
        as of December 31, 2000 and 1999                                       2

        Statement of Changes in Assets Available
        For Benefits for the year ended December 31, 2000                      3

        Notes to Financial Statements                                        4-7

         Supplemental Schedules*

        * As the Plan is a member of the Arvin Savings Trust ("Master Trust") the schedules of investments held at December 31, 2000 and of reportable transactions for the year ended December 31, 2000 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Signatures                                                                     8

Exhibit:

        Independent Auditors' Consent                                          9


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INDEPENDENT AUDITORS' REPORT


To the Arvin Savings Plan and Participants:


We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Arvin Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Arvin Savings Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2.


/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
June 27, 2001


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ARVIN SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                                    2000                    1999
  Investments, at fair value, held in Arvin Savings Trust                       $ 150,219,936           $ 138,623,662
                                                                                -------------           -------------
ASSETS AVAILABLE FOR BENEFITS                                                   $ 150,219,936           $ 138,623,662
                                                                                =============           =============

See accompanying notes to financial statements.



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


ARVIN SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                                     2000
ADDITIONS:
  Contributions:
    Employer                                                                    $    3,418,219
    Employee                                                                         9,561,852
  Transfers in (Note 1)                                                             40,641,707
                                                                                --------------

          Total additions                                                           53,621,778

DEDUCTIONS:
  Plan interest in Arvin Savings Trust investment loss                             (14,701,890)
  Distributions to participants                                                    (26,946,031)
  Administrative expenses                                                             (377,583)
                                                                                --------------

          Total deductions                                                         (42,025,504)
                                                                                --------------

Net increase in assets available for benefits                                       11,596,274

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                138,623,662
                                                                                --------------

  End of year                                                                   $  150,219,936
                                                                                ==============

See accompanying notes to financial statements.


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ARVIN SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

The following description of the Arvin Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On July 7, 2000, Arvin Industries, Inc. merged with Meritor Automotive, Inc. to become ArvinMeritor, Inc. ("ArvinMeritor" or the "Company"). The new company, ArvinMeritor, is now the Plan sponsor and administrator.

GENERAL - The Plan is a defined contribution plan covering all eligible employees of ArvinMeritor and certain affiliated companies. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is the Northern Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On February 24, 2000, the Purolator Consolidated Savings Plan was merged into the Plan. All assets were transferred into the Plan at fair value. This has been reflected as a transfer in on the statement of changes in assets for the year ended December 31, 2000.

On June 1, 2000, a portion of the assets related to employees of the Arvin-Kayaba joint venture were transferred into the Plan. This has been reflected as a transfer in on the statement of changes in assets for the year ended December 31, 2000.

On December 31, 2000, a portion of the assets of the Plan was merged into the Arvin Industries, Inc. Employee Savings Plan with the remaining assets merged into the Meritor Automotive, Inc. Savings Plan. These transactions have been reflected as a pending transfer of $150,219,936 on the statement of assets available for benefits at December 31, 2000 in the Plan's Form 5500, but have not been accrued at December 31, 2000 in these financial statements as the Plan's financial statements are prepared on a modified cash basis. In connection with this merger, the trustee for the Plan was changed to T. Rowe Price.

CONTRIBUTIONS - Eligible employees may contribute between 1% and 16% of their compensation on a pre-tax or after-tax basis. During 2000 and 1999, the Company matched 100% on the first 2%, 65% on the second 2% and 30% on the final 2% of regular employee contributions. As permitted by the Plan, the Company's contribution shall be made in shares of the Company's common stock or in cash, which is required to be invested in the Company's common stock. In 2000 and 1999, Company contributions were made in shares of the Company's common stock. Contributions are subject to certain limitations.



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


VESTING - All participants are 100% vested in all employee and employer contributions plus actual earnings thereon.

PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement prior to age 59 1/2, participants receive a lump-sum distribution equal to the value of their account balance. Upon retirement at age 59 1/2 or older, participants may elect a lump-sum distribution, annual installments, annuity payments or a combination of the above.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, the Company's contribution and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on a modified cash basis of accounting. Investment income is recognized when received rather than when earned and administrative expenses are recognized when paid rather than when incurred.

Although a modified cash basis of accounting represents a departure from accounting principles generally accepted in the United States of America, it is an allowable method of accounting for employee benefit plans under the reporting requirements of ERISA.

INVESTMENTS - The Plan's investments are stated at fair value based on quoted market prices at the date of the financial statements.

PLAN EXPENSES - The Plan pays all outside administrative expenses and fees, including trustee and fund managers' fees.

ALLOCATION OF MASTER TRUST ASSETS AND TRANSACTIONS - The investment income and expenses of the Master Trust are allocated to the Plan based on a method established by the Company.

USE OF ESTIMATES - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and


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changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS COMMITTED TO THE ARVINMERITOR, INC. RETIREMENT PLAN FOR SALARIED EMPLOYEES

On September 1, 1985, certain assets for active participants, at that date, in the former Arvin Industries, Inc. Retirement Plan for Salaried Employees (renamed ArvinMeritor, Inc. Retirement Plan or "Retirement Plan") were transferred from the Arvin Master Trust into newly established accounts ("Arvin Equity Accounts") within the Plan. The market value of the assets transferred to each individual account was equal to the actuarial lump-sum value of accrued benefits for each participant of the Retirement Plan at the date of transfer. As of December 31, 2000 and 1999, the total market value of the assets transferred, less subsequent benefit payments and transfers, was $3,367,024 and $7,849,771, respectively. The assets are invested in ArvinMeritor, Inc. common stock. The net investment loss related to these assets for the year ended December 31, 2000 was $3,810,925.

Upon retirement of these employees, amounts in the Arvin Equity Accounts are transferred to the Arvin Master Trust and distributed to the respective participants in the form of monthly benefit payments.

For Form 5500 reporting purposes, the Arvin Equity Accounts of $3,367,024 and $7,849,771 at December 31, 2000 and 1999 are reported as Plan assets, but have not been reflected in the financial statements. These amounts are therefore reconciling items between these financial statements and the Form 5500.


4.      INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust, which maintains the assets of both the Plan and the Arvin Industries, Inc. Employee Savings Plan. The assets of the Master Trust are held by the Northern Trust Company. The following investments are held by the Master Trust as of December 31, 2000 and 1999:

                                                                        2000                    1999
        Participant Loans                                           $    986,225                       -
        Common stock                                                  18,300,839              28,743,762
        Collective trusts                                             52,784,056              49,437,866
        Registered investment companies                               87,696,770              68,483,624
                                                                   -------------           -------------

                   Total                                           $ 159,767,890           $ 146,665,252
                                                                   =============           =============

        At December 31, 2000 and 1999, the Master Trust held 1,608,865 and 1,012,996 shares, respectively, of Company common stock.


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


        The net investment loss of the Master Trust for the year ended December 31, 2000 is summarized as follows:

                                                                       2000
        Net depreciation                                          $  (21,306,275)
        Dividends                                                      5,990,136
                                                                  --------------

               Total                                              $  (15,316,139)
                                                                  ==============


        The Master Trust's net depreciation on investments is allocated as follows:

                                                                       2000
        Common stock                                              $  (17,641,854)
        Collective trusts                                             (4,207,734)
        Registered investment companies                                  543,313
                                                                  --------------

               Total                                              $  (21,306,275)
                                                                  ==============

        At December 31, 2000 and 1999, the Plan's interest in the net assets of the Master Trust was 94.0% and 94.5%, respectively.

5.      TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated May 9, 1996, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.      SUBSEQUENT EVENTS

Effective January 1, 2001 the Meritor Automotive, Inc. Savings Plan was renamed the ArvinMeritor, Inc. Savings Plan and the Employee Savings Plan was renamed the ArvinMeritor, Inc. Hourly Employees Savings Plan.

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                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             ARVINMERITOR, INC. SAVINGS PLAN (successor to ARVIN SAVINGS PLAN)


                             By: /s/ Richard D. Greb
                                 -------------------
                                     Richard D. Greb, Plan Administrator



June 27, 2001

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                                     EXHIBIT



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-53396 of ArvinMeritor, Inc. on Form S-8 of our report dated June 27, 2001, appearing in this Annual Report on Form 11-K of the Arvin Savings Plan for the year ended December 31, 2000.







/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan

June 27, 2001

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